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                                       6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934




                               For August 23, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DRAXIS HEALTH INC.





                                             By:  /s/ Douglas M. Parker
                                                  ------------------------------
                                                  Douglas M. Parker
                                                  General Counsel &
                                                  Secretary





Dated: August 23, 2001

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                           [DRAXIS HEALTH INC. LOGO]


FOR IMMEDIATE RELEASE
---------------------
AUGUST 23, 2001

         DRAXIS TO MANUFACTURE RADIOTHERAPY CAPSULES FOR U.S. MARKET

    FDA APPROVAL OF PRODUCTION FACILITY TRIGGERS IODINE-131 SUPPLY CONTRACT

MISSISSAUGA, ONTARIO, August 23, 2001 - DRAXIS Health Inc. (TSE: DAX; NASDAQ:
DRAX) today announced that DRAXIMAGE Inc., the Company's radiopharmaceutical subsidiary, has entered into a major third-party manufacturing contract to supply Sodium Iodide I-131 radiotherapy capsules for Bracco Diagnostics Inc. for distribution in the United States. Oncologists use the capsules to treat thyroid cancer and hyperthyroidism. This week the U.S. Food and Drug Administration (FDA) granted approval for DRAXIMAGE to manufacture the capsules in its Kirkland Quebec production facility. Shipments to the U.S. are expected to begin by the end of the third quarter.

"This new contract, together with having our radiopharmaceutical manufacturing operation approved by the FDA, clearly demonstrates our ability to capitalize on the current growth in Nuclear Medicine, particularly in the United States," said Dr. Martin Barkin, President and CEO of DRAXIS. "The DRAXIMAGE manufacturing plant is one of two recently constructed DRAXIS production facilities designed to leverage our specialty pharmaceutical expertise. The second facility will produce high value lyophilized (freeze-dried) injectable products for the U.S. market."

"This marks our third radiotherapeutic oncology product approval by the FDA in less than a year", noted Dr. Barkin. "We recently received approval for BRACHYSEED-TM- I-125, our brachytherapy implant for the treatment of prostate cancer and other localized tumours. In June the FDA approved BRACHYSEED-TM-Pd-103, our Palladium-103 version of these implants, which are also to be marketed in the U.S. by our strategic partner, Cytogen Corporation (NASDAQ:
CYTO)."

The oral administration of radioactive Sodium Iodide I-131 is a well-established treatment for a significant proportion of patients with thyroid cancer, hyperthyroidism and recurrent hyperthyroidism. Undertaking the contract production of a currently marketed Iodine-131 product represents an opportunity for DRAXIS to build on its expertise in manufacturing and distributing time-critical radiopharmaceutical products.

DRAXIMAGE recently doubled the size of its cGMP compliant radiopharmaceutical manufacturing facility and installed additional assembly robots to provide significant additional manufacturing capacity to support the growth of its business in response to the growing radiopharmaceutical market, particularly in the U.S.

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About Bracco Diagnostics Inc.

Headquartered in Milan, Italy, the BRACCO GROUP conducts business in more than 115 countries and consists of six fully-owned operations and two joint ventures in Europe, Asia, and the United States. Bracco employs about 2,300 people worldwide, including 380 researchers. The company's U.S. operations consist of Bracco Diagnostics Inc. and Bracco Research USA Inc., both located in Princeton, New Jersey. Bracco Diagnostics is responsible for developing new clinical agents, filing them with appropriate regulatory agencies, and selling and marketing all Bracco products in the United States.

About DRAXIMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BRACHYSEED-TM-, a second generation brachytherapy implant. DRAXIMAGE has a number of products in development including three technetium-99m-based diagnostic imaging products: FIBRIMAGE-Registered Trademark- for imaging deep vein thrombosis currently in Phase III, AMISCAN-TM- for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE Inc.), contract manufacturing (DRAXIS Pharma Inc.), and pharmaceutical sales and marketing (DRAXIS Pharmaceutica Inc.).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

                                   -  30  -

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                            FOR UNITED STATES:
Jerry Ormiston                         Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                     The Investor Relations Group
Phone: 877-441-1984                    Phone: 212-825-3210
Fax:   905-677-5494                    Fax:   212-825-3229